Malizia Spidi & Fisch, PC ATTORNEYS AT LAW
1227 25th Street, N.W. Suite 200 West Washington, D.C. 20037 (202) 434-4660 Facsimile: (202) 434-4661
John J. Spidi spidilaw@aol.com		writer's direct dial number (202) 434-4670

VIA EDGAR

September 28, 2011

Gregory Dundas, Esq.
Senior Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

RE:	Sun Bancorp, Inc.
Registration Statement on Form S-3
Filed August 29, 2011
File No. 333-176529

Dear Mr. Dundas:

On behalf of Sun Bancorp, Inc. (the “Company”), enclosed for filing is Amendment No. 1 to the Company’s Registration Statement on Form S-3 (File No. 333-176529) (“Amendment No. 1”).  Amendment No. 1 has been revised in response to the staff’s comments set forth in the staff’s comment letter dated September 1, 2011, with respect to the above-referenced filing.  For ease of reference, we have keyed our responses to the captions and paragraph numbering used in your comment letter.  Terms not otherwise defined are as defined in Amendment No. 1.

Selling Securityholders, page 10

1.
Please advise the staff whether each selling securityholder is a broker-dealer or an affiliate, as defined by Rule 405, of a broker-dealer.  Please tell us whether they acquired their securities as compensation for the professional services of the broker-dealer, or if the securities were acquired as investments.

Response

1.
Except as set forth below, we have been informed that no selling securityholder nor any affiliate, as defined by Rule 405, of a selling securityholder is a broker-dealer.  We have been informed by all of the selling securityholders that the respective shares purchased were acquired as investments and not as compensation for professional services of a broker-dealer.

MALIZIA SPIDI & FISCH, PC

Gregory Dundas, Esq.
September 28, 2011

WLR SBI AcquisitionCo, LLC is an affiliate of a broker-dealer.

SFIP, L.P. is an “affiliate” of a broker-dealer, as defined by Rule 405 under the Securities Act of 1933, for the following reasons.  SFIP, L.P. is a limited partnership that is part of the family office of Mr. Barry S. Sternlicht and, as such, SFIP, L.P. is controlled by Mr. Sternlicht.  Mr. Sternlicht also controls Starwood Headquarters, L.L.C.  Starwood Capital, L.L.C. is an SEC-registered, FINRA member broker-dealer that is wholly owned and controlled by Starwood Headquarters, L.L.C.  Because of Mr. Sternlicht's control of both SFIP, L.P. and Starwood Headquarters, L.L.C., Starwood Capital L.L.C. is under common control with SFIP, L.P., one of the selling shareholders.

In addition, we have been informed that an affiliate of the Siguler Guff Shareholders plans to register as a broker-dealer in the near future for the limited purpose of placing privately offered securities of the Siguler Guff Shareholders’ affiliated funds.  It is anticipated that the affiliate will file its Form BD over the next month, after which we understand it could take six months or longer before registration is approved.

2.
For any registered broker-dealer who acquired the securities to be resold otherwise than as compensation securities for services, revise your disclosure to identify that registered broker-dealer as an underwriter of the securities to be resold.

Response

2.	None of the selling securityholders is a registered broker-dealer.

3.	If any of the selling securityholders are affiliates of broker-dealers (but not broker-dealers), then include disclosure indicating whether those broker-dealer affiliates:

•	purchased the securities in the ordinary course of business; and
•	at the time of the purchase, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Response

3.	Page 13 of Amendment No. 1 has been revised in response to the staff’s comment.

4.
With respect to each selling securityholder that is not a natural person, please confirm that the entity is a reporting company under the Exchange Act, a majority-owned subsidiary of a reporting company under the Exchange Act, or a registered investment fund under the 1940 Act.  If not, you must identify the natural person or

MALIZIA SPIDI & FISCH, PC

Gregory Dundas, Esq.
September 28, 2011

persons having voting and investment control over the securities they hold. Please revise accordingly.

Response

4.
Wilbur L. Ross, Jr. is the managing member of El Vedado, LLC, the general partner of WL Ross Group, L.P., which in turn is the managing member of WLR Recovery Associates IV LLC.  WLR Recovery Associates IV LLC is the general partner of WLR Recovery Fund IV, L.P, which is the sole manager of WLR SBI AcquisitionCo, LLC and accordingly Wilbur L. Ross, Jr. may be deemed to have voting and dispositive power over the securities held by WLR SBI AcquisitionCo, LLC.

The Siguler Guff Shareholders are not reporting companies, subsidiaries of a reporting company or a registered investment fund under the 1940 Act.  However, the Siguler Guff Shareholders are investment funds that operate under an exemption from registration under the 1940 Act.

LF Sun LLC is not a reporting company under the Exchange Act, a majority-owned subsidiary of a reporting company under the Exchange Act, nor a registered investment fund under the 1940 Act.  The natural persons having voting and investment control over the securities held by LF Sun LLC are as follows:

•	Richard S. LeFrak
•	Harrison T. LeFrak
•	James T. LeFrak

SFIP, L.P. is a non-natural person that will be a selling shareholder in the offering.  The natural person who has voting and investment control over the securities held by SFIP, L.P. is Mr. Barry S. Sternlicht.

None of The Four B’s, NFI Interactive Logistics, LLC, National Distribution Centers, L.P. and National Freight, Inc. are reporting companies, subsidiaries of a reporting company or registered investment funds.  The natural persons having voting and investment power over the securities held by these entities are Sidney Brown, Jeffrey Brown and Irwin Brown.

Tiedemann Trust Company serves as trustee for the benefit of the Lynn de Rothschild Irrevocable Insurance Trust.

Pages 10 and 11 of Amendment No. 1 have been revised to disclose the foregoing.

 MALIZIA SPIDI & FISCH, PC

Gregory Dundas, Esq.
September 28, 2011

On behalf of the Company, we hereby acknowledge that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please direct such inquiries to the undersigned of this office.  Thank you for your prompt attention to this matter.

Sincerely,

/s/ John J. Spidi

John J. Spidi

cc:	Erin Purnell, SEC Staff Accountant
Thomas X. Geisel, President and Chief Executive Officer
Joan S. Guilfoyle, Esq.